UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C.  20549

REPORT OF
ASIAN DEVELOPMENT BANK

In respect of the issue of the ADB’s
GBP600,000,000
3.875 per cent. Notes due 10 February 2026
Series No.: 1472-00-1

Filed pursuant to Rule 3 of Regulation AD
Dated: 6 February 2023

The following information is filed pursuant to Rule 3 of Regulation AD in respect of the issue of GBP600,000,000 3.875 per cent. Notes due 10 February 2026 (Series No.: 1472-00-1) (the “Notes”) of the Asian Development Bank (the “ADB”) under its Global Medium-Term Note Program (the “Program”).  Certain information specified in Schedule A to Regulation AD is not available at the date of this report, but when available, will be filed as promptly as possible.

Item 1.	Description of Obligations

The terms and conditions of the Notes are set forth in the Prospectus to the ADB’s Global Medium-Term Note Program dated 9 December 2020 (as amended and supplemented and together with the documents incorporated by reference therein, the “Prospectus”), previously filed under a report of the ADB dated 2 February 2021, and in the Pricing Supplement relating to the Notes dated 6 February 2023 (the “Pricing Supplement”), which is filed herewith.  Certain other information about the ADB is provided in the form of an Information Statement, the latest version of which, dated 13 April 2022, was filed under a report of the ADB dated 13 April 2022.

The global and paying agent of the ADB with respect to the Notes is Citibank, N.A., London Branch, Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB, United Kingdom.

Item 2.	Distribution of Obligations

See the Prospectus, pages 66 to 71 and the Pricing Supplement.

As of 6 February 2023, the ADB entered into a Terms Agreement, filed herewith, with Bank of Montreal, London Branch, Deutsche Bank AG, London Branch and The Toronto-Dominion Bank (the “Managers”), pursuant to which ADB has agreed to issue, and the Managers have jointly and severally agreed to purchase, a principal amount of the Notes aggregating GBP600,000,000 for an issue price of 99.87 per cent. of the principal amount less a management and underwriting fee of 0.028 per cent of the principal amount.  For the avoidance of doubt, the aggregate purchase price after the above adjustments shall be GBP599,052,000.  The Notes will be offered for sale subject to issuance and acceptance by the Managers and subject to prior sale.  It is expected that the delivery of the Notes will be made on or about 8 February 2023.  The Managers propose to offer all the Notes to the public at the public offering price of 99.87 per cent of the principal amount of the Notes.

The respective principal amounts of the Notes that each of the Managers commits to underwrite are set forth opposite their names below:

Name	Principal Amount
Bank of Montreal, London Branch	GBP200,000,000
Deutsche Bank AG, London Branch	GBP200,000,000
The Toronto-Dominion Bank	GBP200,000,000

Total	GBP600,000,000

Item 3.	Distribution Spread

See the Pricing Supplement, pages 4 and 8, and the Terms Agreement.

	Price to the Public	Commissions and Concessions	Proceeds to ADB
Per Unit	99.87%	0.028%	99.842%
Total	GBP599,220,000	GBP168,000	GBP599,052,000

Item 4.	Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3.

Item 5.	Other Expenses of Distribution

Item	Amount
Legal Fees	U.S.$22,500*
Listing Fees (Luxembourg)	U.S.$2,171*
*	Asterisks indicate that expenses itemized above are estimates.

Item 6.	Application of Proceeds

See the Prospectus, page 6.

Item 7.	Exhibits

(a)	(i)	Prospectus relating to the Global Medium-Term Note Program dated 9 December 2020, previously filed under a report of the ADB dated 2 February 2021.

	(ii)	Pricing Supplement dated 6 February 2023.

(b)	Copy of an opinion of counsel as to the legality of the Notes (to be filed at a later date).

(c)	(i)	Standard Provisions relating to the issuance of Notes by the ADB under the Program dated as of 9 December 2020, previously filed under a report of the ADB dated 2 February 2021.

	(ii)	Terms Agreement dated 6 February 2023.

(d)	(i)	Information Statement dated 13 April 2022, previously filed under a report of the ADB dated 13 April 2022.

	(ii)	Prospectus and Pricing Supplement (see (a) above).

MiFID II PRODUCT GOVERNANCE / PROFESSIONAL INVESTORS AND ECPs ONLY TARGET MARKET – Solely for the purposes of the manufacturer’s product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is eligible counterparties and professional clients only, each as defined in Directive 2014/65/EU (as amended, “MiFID II”); and (ii) all channels for distribution of the Notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the Notes (a “distributor”) should take into consideration the manufacturer’s target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturer’s target market assessment) and determining appropriate distribution channels.

U.K. MiFIR PRODUCT GOVERNANCE / PROFESSIONAL INVESTORS AND ECPs ONLY TARGET MARKET – Solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is only eligible counterparties, as defined in the FCA Handbook Conduct of Business Sourcebook (“COBS”), and professional clients, as defined in Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (“U.K. MiFIR”); and (ii) all channels for distribution of the Notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the Notes (a “distributor”) should take into consideration each manufacturer’s target market assessment; however, a distributor subject to the FCA Handbook Product Intervention and Product Governance Sourcebook (the “U.K. MiFIR Product Governance Rules”) is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining each manufacturer’s target market assessment) and determining appropriate distribution channels.

ADB does not fall under the scope of application of MiFID II or U.K. MiFIR. Consequently, ADB does not qualify as an “investment firm”, “manufacturer” or “distributor” for the purposes of either MiFID II or U.K. MiFIR.

PRICING SUPPLEMENT

ASIAN DEVELOPMENT BANK

GLOBAL MEDIUM-TERM NOTE PROGRAM

Series No.: 1472-00-1

GBP600,000,000

3.875 per cent. Notes due 10 February 2026

Issue price:  99.87 per cent.

Joint Lead Managers

BMO Capital Markets
Deutsche Bank
TD Securities

The date of this Pricing Supplement is 6 February 2023.

This pricing supplement (the “Pricing Supplement”) is issued to give details of an issue of GBP600,000,000 3.875 per cent. Notes due 10 February 2026 (the “Notes”) by the Asian Development Bank (“ADB”) under its Global Medium-Term Note Program and to provide information supplemental to the Prospectus referred to below.

This Pricing Supplement supplements the terms and conditions of the Notes set forth in the Prospectus dated 9 December 2020 (as amended and supplemented and together with the documents incorporated by reference therein, the “Prospectus”) and should be read in conjunction with the Prospectus.  Unless otherwise defined in this Pricing Supplement, capitalized terms used herein have the meanings given to them in the Prospectus.

The issue of the Notes was authorized pursuant to a global borrowing authorization of the Board of Directors of ADB dated 7 December 2022.

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer or solicitation by anyone in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation, and no action is being taken to permit an offering of the Notes or the distribution of this Pricing Supplement in any jurisdiction where such action is required.

The Notes are not required to be and have not been registered under the U.S. Securities Act of 1933, as amended.  The Notes have not been approved or disapproved by the U.S. Securities and Exchange Commission or any state securities commission nor has the Commission or any state securities commission passed upon the accuracy or adequacy of this Pricing Supplement.  Any representation to the contrary is a criminal offense in the United States.

The distribution of this Pricing Supplement or the Prospectus and the offer and sale of the Notes may be restricted by law in certain jurisdictions.  Persons into whose possession this Pricing Supplement or the Prospectus comes are required by ADB and the Managers to inform themselves about and to observe any such restrictions.  For a description of certain restrictions on offers and sales of Notes and on the distribution of this Pricing Supplement or the Prospectus, see “Plan of Distribution” in the Prospectus.

The Notes are not the obligation of any government.

TERMS AND CONDITIONS

The following items are the particular terms and conditions of the Notes to which this Pricing Supplement relates.  In case of any conflict between such terms and conditions and the terms and conditions set forth in the Prospectus, the terms and conditions set forth in this Pricing Supplement shall govern.

General Provisions

1.	Issuer:		Asian Development Bank (“ADB”).

2.	Series Number:		1472-00-1.

3.	(i)	Specified Currency	Pound Sterling (“GBP”).
(Condition 1(c)):

	(ii)	Specified Principal Payment	Not applicable.
Currency if different from
Specified Currency (Condition
1(c)):

	(iii)	Specified Interest Payment	Not applicable.
Currency if different from
Specified Currency (Condition
1(c)):

	(iv)	Alternative Currency	Not applicable.
(Condition 7(i)) (if applicable):

4.	Aggregate Nominal Amount:		GBP600,000,000.

5.	(i)	Issue Price:	99.87 per cent. of the Aggregate Nominal Amount.

	(ii)	Net proceeds:	GBP599,052,000.

6.	Specified Denominations (Condition		GBP1,000.
1(a)):

7.	(i)	Issue Date (Condition 5(d)):	8 February 2023.

	(ii)	Interest Commencement Date	Not applicable.
(if different from the Issue
Date) (Condition 5(d)):

8.	Maturity Date or Redemption Month		10 February 2026.
(Condition 6(a)):

9.	Interest Basis (Condition 5):	Fixed Rate (Condition 5(a)) (further particulars specified below).

10.	Redemption/Payment Basis	Redemption at par.
(Condition 6(a)):

11.	Change of Interest or	Not applicable.
Redemption/Payment Basis:

12.	Put/Call Options (Conditions 6(e) and	Not applicable.
(f)):

13.	Status of the Notes (Condition 3):	Senior.

14.	Listing:	Luxembourg Stock Exchange.

15.	Method of distribution:	Syndicated.

Provisions Relating to Interest Payable

16.	Fixed Rate Note Provisions	Applicable.
(Condition 5(a)):

	(i) Rate(s) of Interest:	3.875 per cent. per annum, payable annually in arrear.

For the avoidance of doubt, the interest payment per Specified Denomination shall be rounded to two decimal places, with GBP0.005 rounded upwards.

	(ii) Interest Payment Date(s):	10 February of each year, from and including 10 February 2024 up to and including the Maturity Date, adjusted in accordance with the applicable Business Day Convention.

	(iii) Interest Period End Date(s):	10 February of each year, from and including 10 February 2024 up to and including the Maturity Date.

	(iv) Interest Period End Date(s)	Unadjusted.
adjustment:

	(v) Business Day Convention:	Following Business Day Convention.

(vi) Fixed Coupon Amount(s):
GBP38.75 per Specified Denomination payable on each Interest Payment Date, except for the first Interest Payment Date on 10 February 2024 which is subject to the Broken Amount as per paragraph 16(vii) below.

(vii)	Broken Amount(s):	GBP38.96 per Specified Denomination payable on 10 February 2024.

(viii)	Relevant Financial Center:	London.

(ix)	Additional Business Center(s)	New York.
(Condition 5(d)):

(x)	Day Count Fraction (Condition	Actual/Actual (ICMA).
5(d)):

(xi)	Determination Date(s):	10 February of each year, from and including 10 February 2024 up to and including the Maturity Date.

(xii)	Other terms relating to the	Not applicable.
method of calculating interest
for Fixed Rate Notes:

17.	Floating Rate Note Provisions	Not applicable.
(Condition 5(b)):

18.	Zero Coupon/Deep Discount Note	Not applicable.
Provisions (Conditions 5(c) and 6(c)):

19.	Index-Linked Interest Note Provisions:	Not applicable.

20.	Dual Currency Note Provisions:	Not applicable.

Provisions Relating to Redemption

21.	Call Option (Condition 6(e)):	Not applicable.

22.	Put Option (Condition 6(f)):	Not applicable.

23.	Final Redemption Amount:	Aggregate Nominal Amount.

	(i) Alternative Payment	Not applicable.
Mechanism (Conditions 7(a)
and (c)):

	(ii) Long Maturity Note (Condition	Not applicable.
7(f)):

	(iii)	Variable Redemption Amount	Not applicable.
(Condition 6(d)):

24.	Early Redemption Amount:

	(i)	Early Redemption Amount(s) payable on an Event of Default (Condition 9) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions.

	(ii)	Unmatured Coupons to become void (Condition 7(f)):	Not applicable.

Additional General Provisions Applicable to the Notes

25.	Form of Notes:	Registered Notes.

	(i) Definitive Registered Notes:	Registered Global Note available on Issue Date; not exchangeable for individual Definitive Registered Notes.

	(ii) New Safekeeping Structure (NSS Form):	No.

26.	Talons for future Coupons to be attached to definitive Bearer Notes (and dates on which such Talons mature):	Not applicable.

27.
Details relating to Partly Paid Notes:
amount of each payment comprising
the Issue Price and date on which each
payment is to be made and
consequences (if any) of failure to pay,
including any right of ADB to forfeit
the Notes and interest due on late
payment:
Not applicable.

28.	Details relating to Installment Notes:	Not applicable.

29.	Redenomination, renominalization and reconventioning provisions:	Not applicable.

30.	Consolidation provisions:	Not applicable.

31.	Other terms or special conditions:	Not applicable.

Distribution

32.	(i) If syndicated, names of Managers:	Bank of Montreal, London Branch Deutsche Bank AG, London Branch The Toronto-Dominion Bank

	(ii) Stabilizing Manager (if any):	Not applicable.

	(iii) Commissions and Concessions:	0.028 per cent.

33.	If non-syndicated, name of Dealer:	Not applicable.

34.	Additional selling restrictions:	Not applicable.

Operational Information

35.	(i) ISIN:	XS2583600015.
	(ii) CUSIP:	Not applicable.
	(iii) CINS:	Not applicable.
	(iv) Other:	Not applicable.

36.	Common Code:	258360001.

37.	Details of benchmarks administrators and registration under Benchmarks Regulation:	Not applicable.

38.	Any clearing system(s) other than Euroclear, Clearstream, Luxembourg and DTC and the relevant identification number(s):	Not applicable.

39.	Delivery:	Delivery against payment.

40.	Additional Paying Agent(s) (if any):	Not applicable.

41.	Governing Law:	English.

42.	Intended to be held in a manner which would allow Eurosystem eligibility:	Not applicable.

Listing Application

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the Global Medium-Term Note Program of ADB.

Material Adverse Change Statement

There has been no material adverse change in the financial position or prospects of ADB since the date of the financial statements included in the Information Statement of ADB, which was most recently published on 13 April 2022.

Responsibility

ADB accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Prospectus referred to above, contains all information that is material in the context of the issue of the Notes.

ASIAN DEVELOPMENT BANK

By:	/s/ Maria A. Lomotan
Name: MARIA A. LOMOTAN
Title: Assistant Treasurer

ISSUER

Asian Development Bank
6 ADB Avenue
Mandaluyong City
1550 Metro Manila
Philippines

GLOBAL AGENT

Citibank, N.A., London Branch
Citigroup Centre
Canada Square, Canary Wharf
London E14 5LB
United Kingdom

LUXEMBOURG LISTING AGENT

BNP Paribas Securities Services, Luxembourg Branch
60 Avenue J.F. Kennedy
L-1855 Luxembourg

LEGAL ADVISERS TO THE MANAGERS

As to English law

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza
New York, NY 10006
USA

TERMS AGREEMENT NO. 1472-00-1

under the

ASIAN DEVELOPMENT BANK

GLOBAL MEDIUM-TERM NOTE PROGRAM

GBP600,000,000

3.875 per cent. Notes due 10 February 2026

6 February 2023

Asian Development Bank
6 ADB Avenue, Mandaluyong City
1550 Metro Manila
Philippines

Attention:  Assistant Treasurer, Funding Division

The undersigned managers (collectively, the “Managers”) agree to purchase from the Asian Development Bank (“ADB”) its GBP600,000,000 3.875 per cent. Notes due 10 February 2026 (the “Notes”) described in the pricing supplement dated as of the date hereof relating thereto (the “Pricing Supplement”) and the related Prospectus dated 9 December 2020 (as amended and supplemented and together with the documents incorporated by reference therein, the “Prospectus”) at 10:00 a.m., London time, on 8 February 2023 (the “Settlement Date”) at an aggregate purchase price of GBP599,052,000 on the terms set forth herein and in the Standard Provisions dated as of 9 December 2020 (the “Standard Provisions”) relating to the issuance of Notes by ADB.  The Standard Provisions are incorporated herein by reference.  In so purchasing the Notes, each of the Managers understands and agrees that it is not acting as an agent of ADB in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term “Notes” refers to the Notes as defined herein.  All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions shall have the same meanings when used herein.

ADB represents and warrants to, and agrees with, each of the Managers that the representations and warranties of ADB set forth in Section 2(a) of the Standard Provisions are true and correct as though made at and as of the date hereof and will be true and accurate as though made at and as of the Settlement Date.

Each of the Managers warrants and covenants that this Terms Agreement has been duly authorized, executed and delivered by it, and that such execution and delivery does not, and the performance by it of its obligations hereunder will not, contravene any provision of applicable law or its articles of association or equivalent constitutive documents or any judgment, order or decree of any governmental body, regulatory agency or court having jurisdiction over it.  Each of the Managers warrants and covenants to ADB that the warranties of such Manager set forth in Section 2(b) of the Standard Provisions are true and correct as though made at and as of the date hereof and will be true and accurate as of the Settlement Date.

The obligation of each of the Managers to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of ADB’s representations and warranties contained in the Standard Provisions and to ADB’s performance and observance of all applicable covenants and agreements contained herein and therein.  The obligation of each of the Managers to purchase Notes hereunder is further subject to the additional conditions (if applicable) set forth in Section 6 of the Standard Provisions, including the receipt by each of the Managers of the documents referred to in Sections 6(c)(i), (iii) and (vi) of the Standard Provisions.

Solely for the purposes of the requirements of Article 9(8) of the MiFID Product Governance rules under the EU Delegated Directive 2017/593 (the “Product Governance Rules”) regarding the mutual responsibilities of manufacturers under the Product Governance Rules:

a)       Deutsche Bank AG, London Branch (an “EU Manufacturer”) understands the responsibilities conferred upon it under the Product Governance Rules relating to each of the product approval process, the target market and the proposed distribution channels as applying to the Notes and the related information set out in the Pricing Supplement and any announcements in connection with the Notes; and

b)       each of Bank of Montreal, London Branch, The Toronto-Dominion Bank and ADB notes the application of the Product Governance Rules and acknowledges the target market and distribution channels identified as applying to the Notes by the EU Manufacturer and the related information set out in the Pricing Supplement in connection with the Notes.

Solely for the purposes of the requirements of 3.2.7R of the FCA Handbook Product Intervention and Product Governance Sourcebook (the “U.K. MiFIR Product Governance Rules”) regarding the mutual responsibilities of manufacturers under the U.K. MiFIR Product Governance Rules:

a)       each of Bank of Montreal, London Branch, Deutsche Bank AG, London Branch and The Toronto-Dominion Bank (each a “U.K. Manufacturer” and together the “U.K. Manufacturers”) acknowledges to each other U.K. Manufacturer that it understands the responsibilities conferred upon it under the U.K. MiFIR Product Governance Rules relating to each of the product approval process, the target market and the proposed distribution channels as applying to the Notes and the related information set out in the Pricing Supplement and any announcements in connection with the Notes; and

b)       ADB notes the application of the U.K. MiFIR Product Governance Rules and acknowledges the target market and distribution channels identified as applying to the Notes by the U.K. Manufacturers and the related information set out in the Pricing Supplement in connection with the Notes.

ADB certifies to the Managers that, as of the Settlement Date, (i) ADB has performed all of its obligations under the Standard Provisions and this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date and (ii) the Prospectus, as supplemented by the Pricing Supplement, contains all material information relating to the assets and liabilities, financial position, and net income of ADB, and nothing has happened or is expected to happen that would require the Prospectus, as supplemented by the Pricing Supplement, to be further supplemented or updated.

The following additional terms shall apply to the issue and purchase of Notes:

1.      ADB agrees that it will issue the Notes and the Managers named below jointly and severally agree to purchase the Notes at the aggregate purchase price specified above, calculated as follows: the issue price of 99.87 per cent. less a management and underwriting fee of 0.028 per cent. of the principal amount. The respective principal amounts of the Notes that each of the Managers commits to underwrite are set forth opposite their names below:

Name	Principal Amount
Bank of Montreal, London Branch	GBP200,000,000
Deutsche Bank AG, London Branch	GBP200,000,000
The Toronto-Dominion Bank	GBP200,000,000

Total	GBP600,000,000

2.        The Toronto-Dominion Bank or such other Manager as ADB may direct to settle the Notes (the “Settlement Bank”) acknowledges that the Notes represented by the Registered Global Note will initially be credited to an account (the “Commissionaire Account”) for the benefit of the Settlement Bank the terms of which include a third-party beneficiary clause (‘stipulation pour autrui’) with ADB as the third-party beneficiary and provide that such Notes are to be delivered to others only against payment of the net subscription monies for the Notes (i.e. less the commissions and expenses to be deducted from the subscription monies) into the Commissionaire Account on a delivery against payment basis.

The Settlement Bank acknowledges that (i) the Notes represented by the Registered Global Note shall be held to the order of ADB as set out above and (ii) the net subscription monies for the Notes received in the Commissionaire Account (i.e. less the commissions and expenses deducted from the subscription monies) will be held on behalf of ADB until such time as they are transferred to ADB’s order. The Settlement Bank undertakes that the net subscription monies for the Notes (i.e. less the commissions and expenses deducted from the subscription monies) will be transferred to ADB’s order promptly following receipt of such monies in the Commissionaire Account.

ADB acknowledges and accepts the benefit of the third-party beneficiary clause (‘stipulation pour autrui’) pursuant to the Belgian Civil Code in respect of the Commissionaire Account.

3.      ADB hereby appoints each of the Managers as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains.  Each of the Managers shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement.  Each of the Managers acknowledges having requested and received, or waived its receipt of, copies of the Prospectus and the Global Agency Agreement, duly executed by the parties thereto.

4.        In consideration of ADB appointing each of the Managers as a Dealer solely with respect to this issue of Notes, each of the Managers hereby undertakes for the benefit of ADB and each of the other Managers that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations specified to be assumed by a Dealer under the Standard Provisions.

5.        Each of the Managers acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of notes of ADB pursuant to the Standard Provisions and that such appointment will terminate upon this issue of Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the Managers that have arisen prior to such termination.

6.        Each of the Managers represents, warrants and agrees that:

(a)      it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of the Notes in circumstances in which Section 21(1) of the FSMA does not apply to ADB; and

(b)     it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

7.        Section 12 of the Standard Provisions is applicable mutatis mutandis to this Terms Agreement governed by English law.

8.        For purposes hereof, the notice details of the Managers are as follows:

The Toronto-Dominion Bank
60 Threadneedle Street
London EC2R 8AP
United Kingdom
Attention:  Head of Syndicate & Origination
Telephone:  +44 207 628 2262
Electronic  Mailing Address: transactionadvisorygroup@tdsecurities.com

9.       The execution of this Terms Agreement by or on behalf of each Manager will constitute acceptance by each of the Managers of the ICMA Agreement Among Managers Version 1.

10.      All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 10 of the Standard Provisions.

The Standard Provisions and this Terms Agreement, and any dispute or claim (including non-contractual disputes or claims) arising out of or in connection with it or its subject matter or formation, shall be governed by and construed in accordance with the laws of England.

Except for the rights of Indemnified Parties to enforce the indemnities provided under Section 7 of the Standard Provisions, a person who is not a party to this Terms Agreement has no rights under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of the Standard Provisions or this Terms Agreement.  Any date or period specified in the Standard Provisions or this Terms Agreement may be postponed or extended by mutual agreement among ADB and the Managers but, as regards any date or period originally fixed or so postponed or extended, time shall be of the essence.  The Standard Provisions and this Terms Agreement, and any documents entered into pursuant thereto, constitute the entire agreement among ADB and the Managers in relation to the subject matter thereof and supersede and extinguish, and each of ADB and the Managers in entering into this Terms Agreement and such other documents agrees that it does not rely on and shall have no remedy in respect of, all prior drafts and all prior agreements, understandings, undertakings, arrangements, representations and warranties (of any nature whatsoever, of any person whether party to this Terms Agreement or not and whether written or oral) in relation to such subject matter other than as expressly set out in the Standard Provisions and this Terms Agreement, save that nothing herein shall exclude or limit any liability or remedy arising as a result of fraud or affect or diminish ADB’s or the Managers’ liability under Section 7 of the Standard Provisions.

With respect to any legal action or proceedings (“Proceedings”) arising out of or in connection with this Terms Agreement, each of the parties irrevocably submits to the exclusive jurisdiction of the courts of England, provided, however, that in accordance with Article 50, paragraph 2 of the Agreement Establishing the Asian Development Bank (the “Charter”), no action shall be brought against ADB by any member of ADB, or by any agency or instrumentality of a member, or by any entity or person directly or indirectly acting for or deriving claims from a member, or from any entity or instrumentality of a member, and that, in accordance with Article 50, paragraph 3 of the Charter, the property and assets of ADB shall, wheresoever located and by whomsoever held, be immune from all forms of seizure, attachment or execution before the delivery of final judgment against ADB.

ADB hereby irrevocably appoints Law Debenture Corporate Services Limited at 8th Floor, 100 Bishopsgate, London EC2N 4AG, United Kingdom as its agent in England to receive, for it and on its behalf, service of process in any Proceedings in England. If for any reason such process agent ceases to be able to act as such or no longer has an address in London, ADB irrevocably agrees to appoint a substitute process agent and shall immediately notify the Managers of such appointment in accordance with Section 10 of the Standard Provisions and this Terms Agreement. Nothing shall affect the right to serve process in any manner permitted by law.

Nothing in this Terms Agreement shall be construed as an express or implied waiver, renunciation or other modification of any immunities, privileges or exemptions of ADB accorded under the Charter, international convention or any applicable law.

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

BANK OF MONTREAL, LONDON BRANCH

By:	/s/ Rirchard Couzens	By:	/s/ Edward Mizuhara
	Name: Richard Couzens		Name: Edward Mizuhara
	Title: Managing Director		Title: Managing Director

DEUTSCHE BANK AG, LONDON BRANCH

By:	/s/ Katrin Wehle	By:	/s/ Dr. Ute Münstermann
	Name: Katrin Wehle		Name: Dr. Ute Münstermann
	Title: Managing Director		Title: Director

THE TORONTO-DOMINION BANK

By:	/s/ Frances Watson
Name: Frances Watson
Title: Director, Transaction Management Group

[Signature continued on the following page.]

CONFIRMED AND ACCEPTED, as of the
date first written above:

ASIAN DEVELOPMENT BANK

By:	/s/ Maria A. Lomotan
Name: MARIA A. LOMOTAN
Title: Assistant Treasurer